Bit Origin Ltd

375 Park Ave, Fl 1502

New York NY 10152

January 5, 2023

Via Edgar Correspondence

Ms. Sonia Bednarowski

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Bit Origin Ltd Registration Statement on Form F-3 Filed November 21, 2022 File No. 333-268501

Dear Ms. Bednarowski,

This letter is in response to the letter dated December 16, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bit Origin Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-3 (the “Amendment No. 1 to the Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form F-3

General

1. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised to add the disclosure of any significant crypto asset market developments material to understanding or assessing our business, financial condition and results of operations, or share price since our last reporting period, including any material impact from the price volatility of crypto assets on page 10 in the Amendment No. 1 to the Registration Statement.

Commonly Used Defined Terms, page 1

2. Please revise your definition for “China” or the “PRC” in the second bullet point on page 1 to remove the exclusion of Hong Kong and Macau from the definition.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the definition for “China” or the “PRC” on page 1 in the Amendment No. 1 to the Registration Statement.

Prospectus Summary, page 3

3. We note your disclosure on page 4 that, as a result of the disposition of EVM Inc. and China Silanchi Holding Limited, you no longer operate under a VIE structure. Please confirm that you do not have any PRC, Hong Kong, or Macau subsidiaries or business operations in the PRC, Hong Kong or Macau. To the extent that you do have PRC, Hong Kong, or Macau subsidiaries, please revise your filing to provide specific and prominent disclosure about the legal and operational risks associated with such China-based companies or material operations. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued in December 2021 and located on our website at https://www.sec.gov/corpfin/sample-letter-china-basedcompanies.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we hereby confirm that we do not have any PRC, Hong Kong, or Macau subsidiaries or any business operations in the PRC, Hong Kong or Macau. We added the disclosure on page 4 in the Amendment No. 1 to the Registration Statement.

Business Overview, page 5

4. Please revise to include disclosure regarding your plans to engage in other crypto-related businesses or services, plans to expand your mining operations or plans to mine additional crypto assets. In this regard, we note your disclosure on page 3 that you are "seeking opportunities to engage in cryptocurrency mining in Canada" and that you are "seeking opportunities in crypto asset mining and blockchain technologies in Singapore." Please revise to describe the type of "opportunities" you are seeking in Canada and Singapore, the stage of such activities, an estimated time line for your plans for such expansion as well as the estimated costs associated with the expansion, including the sources of the capital necessary for the planned expansion. To the extent that you plan to expand your mining business to mine crypto assets other than Bitcoin, please identify the crypto assets you plan to mine, if known, and, to the extent that you may mine other crypto assets in the future, please disclose the procedures and policies related to selecting the crypto assets.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have been paying close attention to cryptocurrency mining and blockchain technology, but due to the recent development in the cryptocurrency industry, we have focused on existing layouts and mining sites in the United States, and other types of expansion and exploration have been suspended. Currently, we do not have any plan to engage in other crypto-related businesses or services, expand the mining operations, or mine crypto assets other than Bitcoin. We added the disclosure on page 5 in the Amendment No. 1 to the Registration Statement and removed reference that we are “seeking opportunities to engage in cryptocurrency mining in Canada” and “seeking opportunities in crypto asset mining and blockchain technologies in Singapore.”

5. We note your statement on your website that you plan geographic expansion with a focus on North America and Africa. Please revise to discuss your plans regarding geographic expansion in Africa. In addition, please address the relevant regulations in all of the jurisdictions in which you currently operate and those jurisdictions in which you plan to operate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have removed reference of Africa from our website.

6. Please expand the description of your miners on page 5 to disclose the types of miners your own, the average, mean and range of the ages of your Bitcoin miners and the average downtime due to scheduled maintenance and non-scheduled maintenance as well as the average, mean and range of the energy efficiency of your miners.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that SonicHash US has purchased and currently owns 4,250 high performance Bitcoin miners, including 3,532 units of Koi C16 and 718 units of Bitmain Antminer S19j pro. All the miners, when purchased, were new. The age of the miners ranges from newly purchased to 8 months. The average age is 4.7 months. The average downtime due to scheduled or unscheduled maintenances is 5%. The energy efficiency of the C16 miners and the S19j pro miners is 3.4KWH and 3.05 KWH, respectively. We added the description on page 5 in the Amendment No. 1 to the Registration Statement.

7. Please revise to disclose whether you intend to hold or monetize the mined Bitcoin, and please disclose your policies related to the uses for the mined Bitcoin. Disclose how you monetize your Bitcoin, including the exchanges you use, whether you have any agreements with any exchanges, and whether you store any of your crypto asset holdings on any exchanges' platforms. In addition, please disclose whether you hold any other types of crypto assets. If so, please identify the types and amount of such crypto assets and discuss the purpose of holding the other types of crypto assets.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we hold the mined Bitcoin in order to enjoy the potential benefits of the appreciation of the Bitcoin price. We do not currently trade Bitcoin on any exchange or store Bitcoin on any trading platform. We do not hold any virtual assets other than Bitcoin. We added the description on page 5 in the Amendment No. 1 to the Registration Statement.

8. Please revise to disclose whether you currently participate in mining pools and, to the extent that you do, identify the mining pool operators, disclose the material terms of the mining agreements, state whether or not all of your miners participate in the mining pools, and discuss how mining pools operate more generally. As part of your discussion be sure to include whether the mining pools provide services only for Bitcoin mining, or if the they are multi-crypto asset mining pools, the fees associated with participating in the mining pools, and whether payouts are limited only to Bitcoin.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that SonicHash US has entered into a cryptocurrency mining pool with KuCoin (the “KuCoin Pool”). The verbal agreement can be terminated at any time by either party. KuCoin provides computing power to the mining pool for SonicHash US's 1,760 operating miners in Indiana. SonicHash US provides computing power and in exchange for successfully adding a block to the blockchain, SonicHash US shall receive a fractional share of the fixed cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are recorded net with revenues) in Bitcoin. SonicHash US’s fractional share is based on the proportion of computing power SonicHash US contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. The KuCoin Pool is a high-performance mining pool that supports Proof of Work (PoW) assets such as Bitcoin (BTC) and Bitcoin Cash (BCH), with more coins in the pipeline. The KuCoin Pool provides users with a low mining fee of 2%, along with optimized algorithms for higher mining efficiency. For the 2,490 stand-by miners at the mining facility in Cheyenne, Wyoming, SonicHash US is evaluating F2pool, Luxor and Antpool now and is committed to diversify our exposure to different mining pools. We added the description on page 8 in the Amendment No. 1 to the Registration Statement.

9. Please disclose your custody procedures and arrangements by identifying your third-party custodians and the material terms of the agreements, including:

•	what portion of your Bitcoin or other crypto assets, if any, are held in hot wallets and cold wallets;
•	the geographic location where digital assets are held in cold wallets;
•	where any persons (e.g., auditors, etc.) are responsible for verifying the existence for the digital assets held by the third-party custodian (s);
•	whether any insurance providers have inspection rights associated with the digital assets held in storage; and
•	a description of your custodian's insurance and the degree to which such policies provide coverage for the loss of your crypto assets.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that all of our crypto assets are Bitcoins and the Bitcoins are held in cold wallet Ledger Nano X in Singapore. The management of the Company is responsible to supervise the Bitcoin and the auditor of the Company is responsible to verify the existence for the Bitcoin held in the cold wallet. We do not have insurance that covers our Bitcoins in the event of loss or fraud. We added the description on page 5 in the Amendment No. 1 to the Registration Statement.

10. Please revise your disclosure to describe the terms and provisions of your insurance policies covering your crypto assets in the event of loss or fraud, including the amount of coverage, term and termination provisions, renewal options and limitations on coverage. In addition, please disclose the material terms of your insurance policies covering your miners. To the extent that you do not have insurance coverage for your crypto assets or miners, please revise to add risk factor disclosure as appropriate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we do not have any insurance that covers our Bitcoin in the event of loss or fraud. We added the risk factor “Bitcoins held by us are not subject to FDIC or SIPC protections and are not covered by any insurance in the event of loss or fraud” on page 18 in the Amendment No. 1 to the Registration Statement.

11. To the extent material, discuss how recent bankruptcies of certain crypto asset market participants and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we do not have direct exposure to any of the crypto asset market participants that declared bankruptcy recently. We will not have material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies. However, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. The price for Bitcoin decreased substantially in the second half of 2022 and especially after the fallout of FTX, reducing industrywide margins and forcing difficult decisions around the industry to halt operations temporally. Such volatility and decrease in Bitcoin price have had a material and adverse effect on our results of operations and financial condition and we expect our results of operations to continue to be affected by the Bitcoin price as all our revenue has been from Bitcoin mining production. In particular, our production in November 2022 was negatively affected by the strong volatility of the Bitcoin price. As a result, we scaled down our operations to cut down costs. In December 2022, due to high energy price and the Georgia site’s weak condition in general, SonicHash US suspended the operation of the miners in the Georgia site and shipped the 1,490 miners that were deployed in the Georgia site to the mining facility under construction in Cheyenne, Wyoming, ready to be deployed as soon as the mining facility starts operation. In addition, December 2022, we reached an agreement with Your Choice 4 CA, Inc., the host of the mining facility in Marion, Indiana, that the hosting fee is adjusted to equal to the sum of (i) the electricity cost of the mining activities and (ii) 50% of SonicHash US’s profit generated from the Indiana site, i.e., the difference of the market price of the Bitcoins mined from the Indiana site and the electricity cost. The new fee structure has decreased our cost significantly in December 2022. We will continue adjusting our short-term strategy to optimize our operating efficiency in the current dynamic market conditions. We added the disclosure on page 10 in the Amendment No. 1 to the Registration Statement.

12. If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
•	Have the crypto assets of their customers unaccounted for.
•	Have experienced material corporate compliance failures.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we do not have any such counterparties.

13. Please revise to include a comprehensive breakeven analysis for your Bitcoin mining operations or any other crypto assets that you earn or mine that compares the cost to earn/mine one crypto asset with the value of the crypto asset.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that SonicHash US only mines Bitcoin. The cost of mining consists primarily of hosting costs and depreciation expense of our own mining equipment. The hosting costs include installment fees, electricity, internet services and other necessary services to maintain the operation of the mining equipment. The depreciation expenses are the sunk cost to the mining operation, at $17,600/BTC mined. Our breakeven price is around $14,000 per Bitcoin. We added the disclosure on page 5 in the Amendment No. 1 to the Registration Statement.

Marion, Indiana, page 5

14. Please revise your disclosure on pages 5 and 6 regarding the hosting and service fee calculations pursuant to your agreements with Your Choice Four CA, Inc. and Ever Best Limited to include representative examples that demonstrate how the fees are calculated so that investors understand what you mean by (Electrical Meter Reading + Electrical Meeting Meter Reading *3% Electrical Power Loss) * Electricity Rate. In addition, please disclose the aggregate average, mean and range of monthly fees paid to Your Choice Four CA, Inc. and Ever Best Limited for the installation of, hosting of and services for the miners located in Indiana during the periods covered by your financial statements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that, as an example to illustrate how the service fee is calculated, assuming the miners consumes 10,000 KWH in electricity, the hosting fee payable to Your Choice Four CA, Inc. will be (10000+3%*10000)*$0.06=$618.00 and the service fee payable to Ever Best Bit Limited will be (10000+3%*10000)*$0.024=$247.20. The total fee for the 10,000 KWH electricity consumption will be $618.00+$247.20=$865.20.

The aggregate average, mean and range of monthly fees paid to Your Choice Four CA, Inc. and Ever Best Bit Limited for the installation of, hosting of and services for the miners located in Indiana during the periods from July 2022 through November 2022 are as follows:

	Your Choice Four CA, Inc.	Ever Best Bit Limited
	Fees Paid in USD	Fees Paid in USD
July 2022	$31,290.60	$12,516.24
August 2022	$152,058.45	$60,823.38
September 2022	$225,411.77	$90,164.71
October 2022	$210,924.82	$84,369.93
November 2022	$150,215.87	$60,086.35
Average	$153,980.30	$61,592.12
Range	$31,290.60 to 225,411.77	$12,516.24 to 90,164.71

We added the disclosure on page 7 in the Amendment No. 1 to the Registration Statement.

15. Please revise to clarify the services that Your Choice Four CA, Inc. provides pursuant to the June 6, 2022 and July 6, 2022 agreements and the services that Ever Best Bit Limited provides pursuant to the June 10, 2022 and July 7, 2022 agreements, and clarify what you mean by your disclosure that you entered into the Ever Bit Limited agreements "to document that Ever Best Limited facilitated SonicHash US to enter into the hosting agreement with Your Choice Four CA, Inc." In addition, please disclose the termination provisions of the agreements with Ever Best Bit Limited, and clarify whether the agreements with Ever Best Bit Limited are renewed if the agreements with Your Choice Four CA, Inc. are renewed.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that SonicHash US entered into service agreements with Ever Best Bit Limited, which serves as an advisor and consultant to help the Company to find the data mining host service which meet Company’s requirements. Ever Best Bit Limited facilitated SonicHash US to enter into the hosting agreements with Your Choice Four CA, Inc. The service agreements shall only terminate when the hosting agreements terminate. The term of the service and the termination date is the same as the agreements with Your Choice Four CA, Inc. The agreements with Ever Best Bit Limited will be renewed if the agreements with Your Choice Four CA, Inc. are renewed. We added the disclosure on page 7 in the Amendment No. 1 to the Registration Statement.

16. We note your disclosure on page 6 that you have entered into a hosting agreement with Your Choice Four CA, Inc. and Ever Best Limited in connection with the delivery and hosting of an additional 700 miners to Your Choice Four CA, Inc.'s facilities in Indiana. Please disclose whether these miners have been installed and are currently operational, and, to the extent that they are not, please disclose an estimate of when you believe they will be installed and operational.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the miners have been installed and are currently operating. We revised the disclosure on page 7 in the Amendment No. 1 to the Registration Statement.

Mining Facilities

Macon, Georgia, page 5

17. Please revise your disclosure regarding the material terms of your agreement with Horizon Mining Ltd. to describe the services provided pursuant to the agreement. For example, please disclose whether this fee includes all of the electricity and internet costs, the cost of maintenance services to maintain the operation of the mining equipment, and/or insurance for loss of power or damage to the hosted mining machines.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Horizon Mining Ltd will provide electricity, internet, as well as installation service, loading and unloading service, security service, inventory management service, and other maintenance services to maintain the operation of the mining equipment. The service fee is $295,082 per month, which includes all of the electricity and internet costs, the cost of maintenance services to maintain the operation of the mining equipment (not including insurance for loss of power or damage to the hosted mining machines). We added disclosure on page 6 in the Amendment No. 1 to the Registration Statement.

18. Please revise to disclose the average, mean and range of Bitcoin mined on a monthly basis by the miners located in the Macon, Georgia facility for the periods covered by your financial statements. Similarly, please revise to disclose the average, mean and range on a monthly basis of Bitcoin mined by the miners located in Marion, Indiana for the periods covered by your financial statements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that

The aggregate average, mean and range of Bitcoins mined on a monthly basis by the miners located in Macon Georgia and Marion, Indiana during the periods from July 2022 through November 2022 are as follows:

Bitcoin Production in 2022	Macon, Georgia	Marion, Indiana
May	2.33	0
June	4.84	0
July	4.54	3.75
August	3.74	18.21
September	9.63	16.83
October	8.26	16.04
November	2.33	6.26
Average	5.10	12.22
Range	2.33 to 9.63	3.75 to 18.21

We added the disclosure on pages 6 and 7 in the Amendment No. 1 to the Registration Statement.

Cheyenne, Wyoming, page 6

19. Please revise your disclosure on page 5 to identify the party or parties to the subscription agreement. In addition, please describe the material terms of the subscription agreement, including the term, termination provision, percentage of ownership of the Partnership, rights regarding the operation of the Partnership, if any, and obligations to the Partnership. In addition, we note your disclosure that you agreed to invest $3,000,000 in the Partnership for a "sharing percentage of 8.8235%." Please disclose what you will receive a percentage of and whether you will receive fiat currency or crypto assets. To the extent that you receive crypto assets, please disclose and identify the crypto assets you will receive. In addition, please provide us with a copy of the subscription agreement related to the Partnership.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company invested $3,000,000 in fiat currency in the Partnership as a limited partner for a sharing percentage of 8.8235%. The Partnership is a limited partnership registered under the laws of the British Virgin Islands on May 12, 2022. The general partner, MineOne Partners Limited, a British Virgin Islands business company with limited liability, will seek to obtain opportunities for the Partnership to only make debt or equity investments in the portfolio company in accordance with the primary purpose of the Partnership, which is to seek long-term capital appreciation by acquiring, holding, financing, refinancing and disposing of securities in the portfolio company. The general partner shall have the exclusive authority to cause the Partnership to make investments in the portfolio company. The Partnership and shall continue, unless the Partnership is sooner de-registered, until the Partnership’s entire interest in the portfolio company has been disposed of and any ongoing arrangements related thereto (including any escrow arrangement) have been terminated and all proceeds thereof have been distributed. The Company, acted as a limited partner, has no participation of management in the operation of the invested portfolio. Except as may otherwise be required by laws of the British Virgin Islands, the liability of the Company, as a limited partner, for the debts and obligations of the Partnership is limited to its capital commitment. In addition, the Company will receive dividends or other returns in fiat currency. We revised the disclosure on page 8 in the Amendment No. 1 to the Registration Statement and submitted the subscription agreement as exhibit 10.5 to the Amendment No. 1 to the Registration Statement.

20. We note your disclosure on page 6 that the primary purpose of the Partnership is to seek long-term capital appreciation by acquiring, holding, financing, refinancing and disposing of securities in the portfolio company, which will construct a mining site with a capacity of up to 75 megawatts ("MW") in Cheyenne, Wyoming." Please expand this disclosure to include a detailed description of the Partnership's current and planned business operations. In addition, please identify the number and type of miners the Partnership plans to host, whether it will host your Bitcoin miners, the fees in intends to charge for its hosting services and what you mean by "[t]he mining site is expected to power on and kick off the hosting operations with a capacity of 45 MW in December 2022," including whether the partnership has entered into hosting agreements in connection with the Cheyenne, Wyoming hosting site. Also, please disclose the estimated date of when the site will be completed and the total cost of building and completing the site.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Partnership is constructing a mining site with capacity up to 75 megawatts (“MW”) in Cheyenne, Wyoming. The Partnership expects to provide miner hosting services and earn hosting fees. The Partnership plans to host 23,000 miners of S19j pro or equivalent type. The construction is expected to be completed and the mining site is expected to start the hosting operations with a capacity of 45 MW in January 2023. The total cost of building and completing the site is estimated to be approximately $20 million. The Partnership has not entered into any hosting agreement in connection with the Cheyenne, Wyoming hosting site. The Company is currently negotiating a hosting agreement with the Partnership to host the 2,490 miners that are on stand-by in Cheyenne, Wyoming. We added the disclosure on page 8 in the Amendment No. 1 to the Registration Statement.

Risk Factors, page 11

21. To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we added the risk factor “The recent disruption in the crypto asset markets may harm our reputation” on page 14 in the Amendment No. 1 to the Registration Statement.

22. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we added the risk factors “If the SEC or another regulatory body considers Bitcoin to be a security under U.S. securities laws, we may be required to comply with significant SEC registration and/or other requirements”, “Changing environmental regulation and public energy policy may expose our business to new risks”, “Future developments regarding the treatment of digital assets for U.S. federal income and applicable state, local and non-U.S. tax purposes could adversely impact our business”, “The ongoing regulatory developments may impact the treatment of digital assets under the law, and may have material adverse effect on our business, financial condition and results of operations” on pages 14 to 16 in the Amendment No. 1 to the Registration Statement.

23. Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we added the risk factor “It may be illegal now, or in the future, to mine, acquire, own, hold, sell or use Bitcoin or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which could adversely affect us” on page 16 in the Amendment No. 1 to the Registration Statement.

24. Describe any material risks related to safeguarding your or your affiliates’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, are not effective.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we added the risk factor “Bitcoins we mine or hold for our own account may be subject to loss, theft or restriction on access. We have policy to safeguard our crypto assets, however, Our business and financial condition may be affected if the policies and procedures surrounding the safeguarding of crypto assets are not effective” on page 17 in the Amendment No. 1 to the Registration Statement.

25. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we added the risk factor “Our board of management have experience in risk management and we have risk management policies in place in light of current crypto asset market conditions. However, if we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle and make adjustments to our risk management policies, our business, financial condition, or results of operations may be materially and adversely affected” on page 18 in the Amendment No. 1 to the Registration Statement.

26. Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we added the risk factor “We may face financing, liquidity, or other risks related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets we use as collateral or the value of our crypto assets used by others as collateral” on page 18 in the Amendment No. 1 to the Registration Statement.

27. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price.
•	Financing risk, including equity and debt financing.
•	Risk of increased losses or impairments in your investments or other assets.
•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
•	Risks from price declines or price volatility of crypto assets.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we added the risk factor “We may face several risks due to disruptions in the crypto asset markets, including but not limited to the risk from depreciation in our stock price, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets” on page 13 in the Amendment No. 1 to the Registration Statement.

28. Please disclose whether you have any assets in China, Hong Kong or Macau and whether any your officers or directors reside in China, Hong Kong or Macau. To the extent that you do have assets or officer and directors that reside in China, Hong Kong or Macau, please expand this section to address the enforceability of civil liabilities in China, Hong Kong and Macau and add risk factor disclosure.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we do not have any assets in China, Hong Kong or Macau and we do not have any officers or directors reside in China, Hong Kong or Macau.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Lucas Wang
Name:	Lucas Wang
Title:	Chief Executive Officer